

June 30, 2011

Via E-mail
S.W. Callahan
Chief Financial Officer
TECO Energy, Inc.
TECO Plaza
702 N. Franklin Street
Tampa, Florida 33602

> **Re:** **TECO Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2011**
> **File No. 001-08180**

Dear Ms. Callahan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3

Tampa Electric – Electric Operations, page 4

Competition, page 7

1. Please provide additional disclosure about the competitive conditions of the Florida wholesale power market, including an estimate of the number of Tampa Electric's

competitors and Tampa Electric's competitive position within the wholesale power market. In this regard, we note that the effect of the regulations mentioned in your disclosure on Tampa Electric's ability to compete is unclear. See Item 101(c)(1)(x) of Regulation S-K.

Item 7. Management's Discussion & Analysis of Financial Conditions, page 39

TECO Coal, page 51

TECO Coal Outlook, page 51

2. We note your disclosure in the first, fourth and fifth paragraphs under this heading as well as the related risk factors on pages 28 and 29 regarding the uncertainty surrounding the availability of surface coal mining permits, including the enhanced review by the EPA of four of your permits, and the new EPA guidelines related to water quality for Central Appalachian coal surface mining operations. To the extent these uncertainties will have, or are reasonably likely to have, a material impact, please discuss how these uncertainties will affect TECO Coal's and your liquidity, capital resources and results of operations. See Items 303(a)(1), 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 2

3. Please clarify the business experience during the past five years of each of your directors and executive officers, including the dates or duration of employment. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 10

4. Please describe the standards and procedures to be applied by your audit committee in determining whether a related party transaction is "fair and reasonable" to the company. See Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 11

Annual Incentive Awards, page 18

5. We note the disclosure in the fourth paragraph on page 20. Please disclose how the Compensation Committee determines the level of achievement of each of your named executive officer's individual business plan goals and, with a view to understanding how you arrived at the amounts disclosed in the summary compensation table,

        disclose the achievement percentages applicable to each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Awards, page 20

6. Please quantify the long term incentive opportunity for each of your named executive officers, or disclose the opportunity in relation to base salary for each of your named executive officers, as you do for your current and former CEO. See Item 402(b)(1)(v) of Regulation S-K.

Form of Proxy Card

7. With respect to proposal 3, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on executive compensation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

                Sincerely,

                /s/ Catherine T. Brown for

                H. Christopher Owings
                Assistant Director